June 20, 2019

Mark Voll
Chief Financial Officer
Aquantia Corp
91 E. Tasman Drive, Suite 100
San Jose, CA 95134

       Re: Aquantia Corp
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-38270

Dear Mr. Voll:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery